

10031029

ITEDSTATES
EXCHANGE COMMISSION
igton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-18273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Securities

OFFICIAL USE ONLY
6828
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 Madison Avenue, #102A
(No. and Street)

Fair Oaks,	CA	95628
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Schoen (916) 863-7862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Schoen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Securities, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Charles Patrick Fracisco

Charles P. Fracisco 5/26/10

Notary Public



CHARLES PATRICK FRACISCO
COMM. #1884020
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
Comm. Exp. MARCH 26, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Robert J. Schoen***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 26 day of MAY, 2010

at Livermore, California



Robert J. Schoen
Quest Securities, Inc.

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Quest Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Quest Securities, Inc. as of March 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Securities, Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

May 24, 2010

QUEST SECURITIES, INC.
Statement of Financial Condition
March 31, 2010

ASSETS

Cash in bank	$	111,293
Deposits with clearing broker		12,112
Total cash and equivalents		123,405
Investments at fair market value, cost $148,668		66,397
Commissions receivable		39,664
Other accounts receivable		1,226
Recoverable income taxes		7,625
Furniture and equipment, net of accumulated depreciation of $55,047		5,816
Total assets	$	244,133

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,498
Commissions payable		33,996
Total liabilities		36,494
Stockholder's equity:		
Common stock, no par value, authorized 25,000 shares; 333 shares issued and outstanding		333
Paid-in capital		4,667
Retained earnings		202,639
Total stockholder's equity		207,639
Total Liabilities and Stockholder's Equity	$	244,133

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Operations
For the Year Ended
March 31, 2010

Revenue	
Fees and commissions earned	$ 1,552,276
Investment income	8,672
Other income	10,465
Total revenues	1,571,413
Commission and brokerage expense	1,334,896
Gross profit	236,517
Expenses	
Salaries	114,755
Payroll taxes	9,911
Rent	37,085
Insurance	5,646
Telephone and communication	19,439
Professional fees	9,189
Office expense	10,545
State and regulatory fees	13,489
Automobile	13,262
Depreciation	2,425
Other	7,672
Total expense	243,418
Income (loss) before income tax expense	(6,901)
Write-off of potential deferred tax benefit on firm investments	(18,973)
California franchise tax	(800)
Net income (loss)	$ (26,674)

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended
March 31, 2010

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances - March 31, 2009	$ 333	$ 4,667	$ 239,313	$ 244,313
Net income (loss)	-	-	(26,674)	(26,674)
Dividends paid	-	-	(10,000)	(10,000)
Balances - March 31, 2010	$ 333	$ 4,667	$ 202,639	$ 207,639

The accompanying notes are an integral part of these financial statements.

QUEST SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
March 31, 2010

Cash flows from operating activities:	
Net income (loss)	$ (26,674)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	2,425
Gain on securities earned	(8,571)
Changes in operating assets and liabilities:	
Decrease in commissions and other receivables	53,513
Decrease in commissions payable	(43,462)
Increase in accounts payable and accrued liabilities	(2,674)
(Increase) in deferred income tax benefits	23,966
Net cash used in operating activities	(1,477)
Cash flows from investing activities:	
Purchase of furniture and equipment	(379)
Decrease in investments (bought $60,242; sold $32,323)	(27,919)
Net cash used in investing activities	(28,298)
Cash flows from financing activities:	
Net withdrawals - dividends	(10,000)
Net cash used in financing activities	(10,000)
Net decrease in cash	(39,775)
Cash at beginning of year	163,180
Cash at end of year	$ 123,405

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Description of Business
Quest Securities, Inc. (the Company), is owned 100% by the Robert and Delores Schoen Trust. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual amounts could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At March 31, 2010, the cash balance in the bank accounts totaled $111,293, which was less than the FDIC insurance limit of $250,000. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Investments
The company has firm investments in various equity securities of $66,397. These securities are carried at fair value, which was $82,271 less than cost of $148,668 at March 31, 2010.

Income taxes
Deferred income tax assets and liabilities would be provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received. The cost of the firm investments, $148,668, exceeds the market value of $66,397 by $82,271. Capital losses can be recovered for five years from the date of sale, but only to the extent of capital gains. Because of the magnitude of the cumulative unrealized losses, no benefit therefrom is recognized in the financial statements.

Subsequent events
Management has evaluated subsequent events through May 24, 2010, the date on which the financial statements were available to be issued.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.23 to 1 at March 31, 2010. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At March 31, 2010, the Company had net capital as defined of $158,403, which exceeded the minimum requirement of $50,000. However it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing broker, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The following is the computation of income tax expense.

Income Tax Expense	California	Federal	Expense
Income (loss) before income taxes	$ (6,901)	$ (6,901)	
Prior year California Franchise tax	-	(1,880)	
Depreciation – Financial Statement	2,425	2,425	
Tax return	(2,861)	(379)	
Eliminate recorded gain on firm investments	(8,572)	(8,572)	
Taxable income (loss)	$ (15,909)	$ 15,307	
Income tax liability, minimum	$ 800	$ -	$ 800

The Company is in the process of recovering previously paid Federal income taxes of $6,605. Previously recognized potential capital loss benefits of $19,993 have been reversed during the year because they are unlikely to be realized in the future. Such losses can only be deducted from future capital gains during a carryforward period of five years from the realization date. As previously indicated, the unrealized capital losses presently total $82,271.

5. Firm Investments

The following are firm investments at March 31, 2010:

Shares		Current Values	Cost
914	Biosante Pharm Inc New	$ 1,636	$ 34,283
1,000	China Security & Surveillance Technology Inc.	7,690	7,274
3,000	Citigroup	12,150	12,174
750	Crocs Inc.	6,585	27,489
4,500	SolarFun Power Holdings Co Limited Spon ADR	35,336	60,528
3,000	SearchMedia Holdings WTS Ltd.	3,000	6,920
	Total	$ 66,397	$148,668

6. Lease Commitment

The Company rents both of its facilities on a month to month basis; currently, rent is $3,250 per month.

7. Related Party Transactions

The Company's 100% shareholder receives a salary for administrative services and commissions for business generated.

SUPPLEMENTARY INFORMATION

QUEST SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2010

Stockholder's equity		$ 207,639
Assets not allowed for net capital purposes:		
Recoverable income taxes		7,625
Non-customer accounts receivable		1,226
Accounts receivable, not allowed		2,875
Furniture and equipment, net		5,816
Total not allowed assets		17,542
Subtotal		190,097
Less haircut on marketable securities:		
15% of $66,397 securities, haircut	9,960	
Undue concentration	2,734	
Fidelity bond excess deductible	19,000	31,694
Net capital		$ 158,403
Minimum net capital required (6 2/3% of $36,494 aggregate indebtedness or the minimum of $50,000		$ 50,000
Net capital in excess of requirement		$ 108,403
Ratio of aggregate indebtedness ($36,494) to net capital ($158,403)		.23 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed, agrees with audit amounts	$ 36,494	$ 158,403	0.23 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Quest Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Quest Securities, Inc. (the Company), for the year ended March 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, ad is not intended to be and should not be used by anyone other that these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

May 24, 2010

QUEST SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

MARCH 31, 2010

Cropper Accountancy Corporation
Certified Public Accountants

SOUTHLAKE CAPITAL, LLC

March 31, 2010

Report Pursuant to Rule 17a-5(d)



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS